RED WHITE & BLOOM BRANDS EXERCISES RIGHT TO ACQUIRE PHARMACO OF MICHIGAN

Upon closing of the transaction, RWB's financials will all be consolidated under the Public Company umbrella

Toronto, Ontario, July 27, 2020 – Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce that it has provided notice to PharmaCo, Inc.(“PharmaCo”), of its intent to exercise the Company’s right to acquire 100% of PharmaCo.

RWB, through its wholly owned subsidiary MichiCann Medical Inc., has provided financing to PharmaCo since late 2018 and has had the right to exercise an option to acquire PharmaCo, which was negotiated as part of its financing. The Company, having now provided notice of its intent to exercise the right to acquire PharmaCo, submitted its change of ownership application with the Michigan Regulatory Agency (“MRA”) to take over ownership of PharmaCo.

“PharmaCo has established significant market share within the state of Michigan. Now that we have completed our go public transaction, we felt that the time was right for us to take the next step of rolling our critical mass asset base together in what we believe is one of the top 3 most important cannabis states by market size and potential”

“This will simplify and streamline the structure of the Company, more easily evidencing the overall underlying value of RWB for our shareholders and stakeholders. PharmaCo has worked very hard on building out these assets for the last 2+ years and we believe it is time for us to enter this large and important market, taking advantage of PharmaCo’s early mover advantage. Once closed, both retail and institutional investors should benefit from this now straightforward structure,” said Brad Rogers, CEO of RWB.

A Michigan State University recent report1 on the potential size of the Michigan cannabis market stated, “It is estimated that the level of retail sales once it becomes widely available is approximately $3 billion with a total economic impact in excess of $7.8 billion.”

The all-share remuneration under the call option allows the Company to acquire PharmaCo in exchange for 37 million units (“Units”) (as defined below) of the Company, subject to certain adjustments and regulatory approvals.

1 https://www.michigan.gov/documents/marijuana/Michigan_State_University_Product_Center_Food-Ag-Bio_Marijuana_Study_684840_7.pdf

Each Unit shall consist of one common share (each, a “Common Share”) and one series 2 convertible preferred share (each, a “Series 2 Preferred Share” and collectively, the “Series 2 Preferred Shares”) in the capital of the Company. Each Series 2 Preferred Share shall be convertible, in accordance with the formula as set out in the terms in the Company’s articles, at any time or times on or after November 24, 2020 and before April 24, 2022. Any Series 2 Preferred Shares outstanding on April 24, 2022 shall automatically convert into fully paid and non-assessable Common Shares without requiring any further action.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, California, and Florida with respect to cannabis, and the US and Internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of Red White & Bloom’s business plan.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of Red White & Bloom’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to Red White & Bloom’s proposed business, such as failure of the business strategy and government regulation; risks related to Red White & Bloom’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Red White & Bloom and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events.  However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.  While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE.  WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.